Exhibit 21.1

Subsidiaries of Strategic American Oil Corporation

100% of the issued and outstanding share capital of Penasco Petroleum, Inc., a company formed under the laws of the State of Nevada on November 23, 2005, is owned by Strategic American Oil Corporation.